Castellum, Inc.
3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

December 8, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Castellum, Inc.
Registration Statement on Form S-1 (File No. 333-275840)
Ladies and Gentlemen:
In accordance with Rule 461 of the Securities Act of 1933, as amended, Castellum, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, December 12, 2023, or as soon thereafter as possible.

Very Truly Yours,

CASTELLUM, INC.

/s/ Mark C. Fuller
Mark C. Fuller
Chief Executive Officer (Principal Executive Officer)